UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Salary.com, Inc.
(Name of Subject Company)

Spirit Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
Kenexa Corporation
(Parent of Offeror)

Common Stock, $0.0001 par value per share (Title of Class of Securities)	794006106 (CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania  19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* Filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transactions subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

  This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Spirit Merger Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of Kenexa Corporation (the “Parent”), for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Salary.com, Inc. (“Salary.com”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 31, 2010, among the Parent, the Purchaser and Salary.com.

The planned tender offer described in this filing has not yet commenced.  The exhibits hereto are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities.  At the time the planned tender offer is commenced, Kenexa will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Salary.com will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to Salary.com’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.

Exhibit Index

Exhibit No.	Description
99.1	Transcript of conference call on September 1, 2010
99.2	Letter to Kenexa Corporation clients dated September 1, 2010
99.3	Text of email distributed to Kenexa Corporation employees on September 1, 2010
99.4	Text of Q&A posted to Kenexa Corporation internal website on September 1, 2010